UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 14)


                   Under the Securities Exchange Act of 1934


                           VALPEY-FISHER CORPORATION
                                (Name of Issuer)


                          Common Stock, par value $.05
                         (Title of Class of Securities)


                                   576668107
                                 (CUSIP Number)


                            Theodore S. Valpey, Jr.
               15 Bayview Road, Dover, NH 03820      603-742-7474
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                August 10, 2010
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box
|_|

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)
..

CUSIP No. 576668107
-------------------
                                  SCHEDULE 13D

(1)     NAMES OF REPORTING PERSONS

        Theodore S. Valpey, Jr.

(2)     CHECK THE APPROPRIATE BOX IF A          (a) |_|
        MEMBER OF A GROUP (see Instructions)    (b) |X|

(3)     SEC USE ONLY

(4)     SOURCE OF FUNDS (see Instructions)

        PF

(5)     CHECK BOX IF DISCLOSURE OF LEGAL            |_|
        PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)

        Not applicable.

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

NUMBER OF SHARES                          (7)     SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                                 1,143,552
PERSON WITH
                                          (8)     SHARED VOTING POWER

                                                  ---

                                          (9)     SOLE DISPOSITIVE POWER

                                                  1,143,552

                                         (10)     SHARED DISPOSITIVE POWER

                                                  ---

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,143,552 shares

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN                    |_|
        ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)

CUSIP No. 576668107
-------------------

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        26.6%

(14)    TYPE OF REPORTING PERSON (see Instructions)

        IN

                        AMENDMENT NO. 14 TO SCHEDULE 13D

This Amendment No. 14 to Schedule 13D relates to the Common Stock, par value $.05 per share, of Valpey-Fisher Corporation (the "Company"). This Amendment No. 14 amends the initial statement on Schedule 13D filed by Theodore S. Valpey Jr. with the Securities and Exchange Commission (the "Initial Statement"), as previously amended. Capitalized terms used but not defined below shall have the meanings ascribed to them in the Initial Statement. The Initial Statement, as previously amended, is further amended as follows:

ITEM 2.     IDENTITY AND BACKGROUND

Item 2, as heretofore amended, is further amended by the addition of the following paragraph:

(c) Mr. Valpey's present principal occupation is a private investor. Mr. Valpey is Chairman of the Company.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3, as heretofore amended, is further amended by the addition of the following paragraph:

The purchase price of the 100,000 shares of Common Stock of the Company purchased in a privately negotiated transaction by Mr. Valpey on August 10, 2010 is $2.03 per share or an aggregate of $203,000. Mr. Valpey used his personal funds to purchase such shares of Common Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Item 5, as heretofore amended, is further amended by the addition of the following:

(a) As of the close of business on August 10, 2010, Mr. Valpey beneficially owned 1,143,552 shares of the Company representing approximately 26.6% of the outstanding Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Item 6, as heretofore amended, is further amended to read in its entirety as follows:

Mr. Valpey is not a party to any contract, arrangement, understanding or relationship with respect to any Common Stock of the company, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any Common Stock, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies except that 525,902 shares of the Common Stock of the Company owned by Mr. Valpey are pledged with standard default provisions to a bank to secure indebtedness of Mr. Valpey to such bank.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:     August 11, 2010


                                                    /s/ Theodore S. Valpey, Jr
                                                    --------------------------

                                                    Theodore S. Valpey, Jr.